SECURI 04002625 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CREATIVE INVESTOR SERVICES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 BURRITTS LANDING
(No. and Street)

WESTPORT CT 06880
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WINSTON ALLEN (203) 227-4897
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN T. HILL, P.C.
(Name – *if individual, state last, first, middle name*)

5 EVERSLEY AVENUE SUITE #206 NORWALK CT 06851
(Address) (City) (State) (Zip Code)

RECEIVED MAR 03 2004 WASH. D.C. 181

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WINSTON ALLEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STEPHEN T. HILL PC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

PRESIDENT

Title

Notary Public MY COMMISSION EXPIRES 9/30/08

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREATIVE INVESTOR SERVICES, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

CREATIVE INVESTOR SERVICES, INC

TABLE OF CONTENTS

DECEMBER 31, 2003

Stephen T. Hill, P.C.
Certified Public Accountant
5 Eversley Avenue, Suite # 206
Norwalk, CT 06851

Telephone: (203) 838-5025
Facsimile: (203) 855-9418

Independent Auditor's Report

To the Board of Directors
Creative Investor Services, Inc
4 Burritts Landing
Westport, CT 06880

I have audited the accompanying balance sheet of Creative Investor Services, Inc (an S Corporation) as of December 31, 2003, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Investor Services, Inc at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their share of the company's taxable income. Therefore, no provision or liability for Federal Income Taxes has been included in these financial statements.

My audit was made for the purpose of forming an opinion on the financial statements of the company taken as a whole. The accompanying Focus Report-PartIIA-Form X-17A-5 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information has been subjected to the auditing porcedures applied in the audit of the financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

February 24, 2004

Stephen T Hill

CREATIVE INVESTOR SERVICES, INC

BALANCE SHEET

DECEMBER 31, 2003

ASSETS

Current Assets		
Cash	$ 8,535	
Total Current Assets		$ 8,535
Property & Equipment		
Fixtures & Equipment	18,132	
Accumulated Depreciation	<18,132>	
Net Property & Equipment		-0-
Total Assets		$ 8,535

LIABILITIES & STOCKHOLDER'S EQUITY

Current Liabilities		
None	$ -0-	
Total Current Liabilities		$ -0-
Long-Term Liabilities		
None	-0-	
Total Long-Term Liabilities		-0-
Total Liabilities		-0-
Stockholder's Equity		
Common Stock	1,000	
Paid In Capital	32,450	
Retained Earnings	<24,915>	
Total Stockholder's Equity		8,535
Total Liabilities & Stockholder's Equity		$ 8,535

The accompanying notes are an integral part of these financial statements.

CREATIVE INVESTOR SERVICES, INC

STATEMENT OF INCOME AND RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2003

Income		
Commissions	$ 1,610	
Total Income		$ 1,610
Expenses		
Permits and Licenses	75	
Legal and Accounting	1,755	
Office Expense	14	
Bank Charges	300	
NASD Fees	1,115	
Total Expenses		3,259
Net Income <Loss> from Operations		<1,649>
Other Income <Expense>		
Interest Income	365	
Total Other Income <Expense>		365
Net Income <Loss> for Period before Provision for Income Taxes		<1,284>
Provision for Income Taxes		
Connecticut	250	
Total Provision for Income Taxes		250
Net Income <Loss> for Period		<1,534>
Retained Earnings - Beginning of Period		<23,381>
Retained Earnings - End of Period		$ <24,915>

The accompanying notes are an integral part of these financial statements.

CREATIVE INVESTOR SERVICES, INC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash Flow Provided from Operating Activities:		
Net Income <Loss> for Period	$ <1,534>	
Net Cash Provided from Operating Activities		$ <1,534>
Cash Flow Provided from Investing Activities:		
None	-0-	
Net Cash Provided from Investing Activities		-0-
Cash Flows Provided from Financing Activities:		
Increase of Stockholder's Capital	1,500	
Net Cash Provided for Financing Activities		1,500
Net Increase <Decrease> in Cash		< 34>
Cash Balance - Beginning of Year		8,569
Cash Balance - End of Year		$ 8,535

The accompanying notes are an integral part of these financial statements

CREATIVE INVESTOR SERVICES, INC

Notes to Financial Statements

December 31, 2003

Note 1 - Organization

Creative Investor Services, Inc

Creative Investor Services, Inc (an S Corporation) was founded to perform investment services and to be compensated for such services.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares their financial statements using the accrual basis of accounting. Accordingly, income is recognized when earned and expenses are recognized when incurred.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. As of December 31, 2003 all property and equipment are fully depreciated.

Expenditures for maintenance and repairs are charged to expenses as incurred.

Note 3 - Cash and Cash Equivalents

The company defines all highly liquid investments with a maturity of three months or less when purchased as cash equivalents. At December 31, 2003 the carrying amount of combined cash book balances with financial institutions was $ 8,535 and the bank balance was $ 8,535.

Note 4 - Income Taxes

The financial statements do not include a provision or liability for Federal Income Taxes because the Stockholder is taxed individually on S Corporation Earnings.

Supplemental

Information

FORM X-17A-5

3/89

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16]   2) Rule 17a-5(b) [17]   3) Rule 17a-11 [18]

4) Special request by designated examining authority [19]   5) Other [26]

NAME OF BROKER-DEALER

CREATIVE INVESTOR SERVICES INC [13]

SEC FILE NO. [14]

FIRM ID. NO. [15]

10/01/03

FOR PERIOD BEGINNING (MM/DD/YY) [24]

12/31/03

AND ENDING (MM/DD/YY) [25]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

[20]

(No. and Street)

[21] [22] [23]

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30]

(Area Code)—Telephone No. [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______ day of ______ 19 ____

Manual signatures of:

1) ______________________

Principal Executive Officer or Managing Partner

2) ______________________

Principal Financial Officer or Partner

3) ______________________

Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE INVESTOR SERVICES N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/03 [99]
SEC FILE NO. [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 8535 [200]		$ 8535 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	[735]	[930]
12. TOTAL ASSETS	$ 8535 [540]	$ [740]	$ 8535 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE INVESTOR SERVICES as of 12/31/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	[13] $ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[10] [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[12] [1390]	[14] [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders [9] $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ -0- [1230]	$ -0- [1450]	$ -0- [1760]

Ownership Equity

	Total
21. Sole proprietorship	[15] $ [1770]
22. Partnership (limited partners [11] $ [1020])	[1780]
23. Corporation:	
A. Preferred stock	[1791]
B. Common stock	1000 [1792]
C. Additional paid-in capital	32450 [1793]
D. Retained earnings	(24915) [1794]
E. Total	[1795]
F. Less capital stock in treasury	[16] ( ) [1796]
24. TOTAL OWNERSHIP EQUITY	$ 8535 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 8535 [1810]

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE INVESTOR SERVICES as of 12/31/03

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 8535	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			8535	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 8535	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	( )	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 8535	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)	2 %	3736	(171)	3740
10.	Net Capital			$ 8364	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE INVESTOR SERVICES as of 12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5000	3760
14.	Excess net capital (line 10 less 13)	$ 3364	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ -0-	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% -0-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5000	3880
24.	Net capital requirement (greater of line 22 or 23)	$ 5000	3760
25.	Excess net capital (line 10 less 24)	$ 3364	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$ 8364	3920

OMIT PENNIE

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE INVESTOR SERVICES

For the period (MMDDYY) from 100103 [3932] to 123103 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	358	3995
9. Total revenue	$ 358	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$	4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses			4195
15. Other expenses		980	4100
16. Total expenses		$ 980	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (622)	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (622)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ (229)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CREATIVE INVESTOR SERVICES

For the period (MMDDYY) from 10 01 03 to 12 31 03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 8857	4240
A. Net income (loss)			(622)	4250
B. Additions (Includes non-conforming capital of	$ 300	4262)	300	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 8535	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

National® Brand 45-610 Eye-Ease® 45-310 2 - Pack Made in USA

CREATIVE INVESTOR SERVICES

CAPITAL WORKSHEET

2002 - 2005

	PAID IN CAPITAL + COMMON STOCK	+/- AAA	+ UTI	- FIXED ASSETS + DEPOSITS	+/- YTD PROFIT/(LOSS)	CAPITAL = @ 100%
			* 2002 *			
January	32450	-25213	1417	-0-	-146	8508
February	32450	-25213	1417	-0-	-608	8046
March	32450	-25213	1417	-0-	-442	8212
April	32450	-25213	1417	-0-	-16	8631
May	32450	-25213	1417	-0-	-198	8456
June	32450	-25213	1417	-0-	-107	8547
July	32450	-25213	1417	-0-	436	9090
August	31950	-25213	1417	-0-	318	8472
Sept	31950	-25213	1417	-0-	353	8507
Oct.	31950	-25213	1417	-0-	696	8850
Nov.	31950	-25213	1417	-0-	472	8626
Dec	31950	-25213	1417	-0-	415	8569
			2003			
JAN	31950	-24799	1417	-0-	105	8673
FEB	31950	-24799	1417	-0-	-346	8222
MAR	32650	-24799	1417	-0-	-1024	8244
APR	32650	-24799	1417	-0-	-669	8599
MAY	32650	-24799	1417	-0-	-566	8702
JUNE	32650	-24799	1417	-0-	-488	8780
JULY	33150	-24799	1417	-0-	-1070	8698
AUG	33150	-24799	1417	-0-	-988	8781
SEPT	33150	-24799	1417	-0-	-911	8857
OCT	33150	-24799	1417	-0-	-880	8888
NOV	33150	-24799	1417	-0-	-1304	8464
DEC	33450	-24799	1417	-0-	-1533	8535